

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 14, 2017

<u>Via E-mail</u>
Kim D. Blickenstaff
President and Chief Executive Officer
Tandem Diabetes Care, Inc.
11045 Roselle Street
San Diego, CA 92121

> **Re: Tandem Diabetes Care, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2017**
> **File No. 333-216531**

Dear Mr. Blickenstaff:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Caleb French at (202) 551-6947 with any questions.

> Sincerely,
>
> /s/ Caleb French for
>
> Amanda Ravitz
> Assistant Director
> Office of Electronics and Machinery

cc: Ryan C. Wilkins, Esq.
        Stradling Yocca Carlson & Rauth, P.C.